Sub-Item 77I. Terms of New or Amended Securities

Terms of New or Amended Securities

DREYFUS FUNDS, INC.

-Dreyfus Mid-Cap Growth Fund

(the "Fund")

               At a meeting held on February 13-14, 2013, the Board of Directors of Dreyfus Funds, Inc. (the "Registrant") approved a proposal to modify the existing front-end sales load waivers applicable to Class A shares of the Fund. These changes, which became effective on April 1, 2013, were reflected in a 497(e) filing with the Securities and Exchange Commission (the "SEC") on March 6, 2013 and subsequently in Post-Effective Amendment No. 92 to the Registrant's Registration Statement on Form N-1A, filed with the SEC on April 26, 2013.